Exhibit 99.1

Thomson Reuters Corporation

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2

Canada

Tel (416) 687-7500

March 6, 2019

British Columbia Securities Commission	Superintendent of Securities, Prince Edward Island
Alberta Securities Commission	Superintendent of Securities, Newfoundland and Labrador
Financial and Consumer Affairs Authority of Saskatchewan	Superintendent of Securities, Yukon
The Manitoba Securities Commission	Superintendent of Securities, Northwest Territories
Ontario Securities Commission	Superintendent of Securities, Nunavut
Autorité des marchés financiers	Toronto Stock Exchange
Financial and Consumer Services Commission (New Brunswick)	CDS Clearing and Depository Services Inc.
Nova Scotia Securities Commission	The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	June 5, 2019

Record Date for Notice and Voting	April 11, 2019

Beneficial Ownership Determination Date	April 11, 2019

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	No

Issuer Using Notice-and-Access for Registered Holders and Beneficial Owners	Yes

Issuer Sending Proxy-Related Materials Directly to Non-Objecting Beneficial Owners	No

Issuer Paying for Proximate Intermediaries to Send Proxy-Related Materials to Objecting Beneficial Owners	Yes

CUSIP	884903709

Notice-and-Access Stratification	Copies of the management proxy circular and other proxy-related materials will be electronically delivered to shareholders in accordance with existing requests

Sincerely,

/s/ Paula R. Monaghan

Paula R. Monaghan

Assistant Secretary